EXHIBIT 99.2

pSivida Limited
Level 12 BGC Centre
28 The Esplanade
Perth, WA 6000
Australia

November 16, 2006

Citibank, N.A. - ADR Department
388 Greenwich Street, 14th Floor
New York, New York 10013

Re: pSivida Limited ADSs

Ladies and Gentlemen:

Reference is made to (i) the Deposit Agreement, dated as of January 24, 2005 (the “Deposit Agreement”), by and among pSivida Limited, a company organized under the laws of the Commonwealth of Australia (the “Company”), Citibank, N.A., as Depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder, and (ii) the Letter Agreement, dated as of December 30, 2005 (the “CDS Letter Agreement”), by and between the Company and the Depositary, in respect of the issuance of Restricted American Depositary Shares (“Restricted ADSs”) in connection with the acquisition by the Company of Control Delivery Systems, Inc. (the “CDS Acquisition”). All capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the CDS Letter Agreement or, if not defined in the CDS Letter Agreement, the Deposit Agreement.

The Depositary has received evidence from the Company’s U.S. counsel that the Resale Registration Statement has been declared effective by the Commission. The Company understands that a number of Beneficial Owners of Restricted ADSs have converted or intend to exchange the Restricted ADSs issued as part of the CDS Acquisition into ADSs in connection with resale transactions covered by the Resale Registration Statement.

The Company is in the process of obtaining the requisite approvals in Australia to make the Shares represented by the Restricted ADSs issued in the CDS Acquisition freely transferable under Australian law.

The Company hereby instructs the Depositary to require all persons presenting ADSs to the Depositary for cancellation and withdrawal of the corresponding Shares to deliver a withdrawal certification in the form attached hereto as Exhibit A (the “Withdrawal Certification(s)”) and to require the delivery of Withdrawal Certifications in connection with all cancellations of ADSs for the purpose of withdrawing Shares until such time as the Company has confirmed to the Depositary in writing that (i) the applicable approvals have been obtained in Australia to make the Shares represented by Restricted ADSs issued in the CDS Acquisition freely transferable, or (ii) the statutory period has expired and the Shares represented by the Restricted ADSs issued in the CDS Acquisition are, as a result, freely transferable under Australian law.

PSIVIDA LIMITED

By:	/s/Michael J. Soja
	Name:	Michael J. Soja
	Title:	Vice President Finance and Chief Financial Officer
EXHIBIT LIST

A.	Form of Withdrawal Certification (Included elsewhere on the Form 6-K to which this letter agreement is an Exhibit.)